Exhibit 99.4

NICE Actimize Announces ENGAGE 2026 the Industry’s Leading

Fraud & Financial Crime Risk Management Conference

NICE Actimize subject matter experts lead visionary sessions on how advanced AI technologies address the industry’s most pressing challenges

Hoboken, N.J., April 15, 2026 – NICE Actimize, a NiCE (NASDAQ: NICE) business, today announced its information-packed agenda for ENGAGE 2026, the industry’s premier financial crime and compliance event. To be held on April 27-28 at New York’s Sheraton Times Square Hotel, NICE Actimize’s ENGAGE will bring together financial institutions, thought leaders and subject matter experts to discuss AI technology, best practices and case studies in the fight against financial crime.

More than 200 companies and 700-plus industry executives from global and regional financial institutions will take part in the event’s in-depth sessions, view demo stations showcasing the latest in advanced AI technology and learn from a renowned lineup of subject matter experts in financial crime risk management.

The opening day welcoming keynote address will be presented by Craig Costigan, NICE Actimize CEO, who will focus on the impact of Agentic AI on financial institutions and the new era of fraud and financial crime prevention. Following Costigan,

Gary Gensler, former Chair of the SEC, takes the stage sharing invaluable perspectives on the evolving landscape of global finance, compliance and technology. Gensler co-hosts the 'Power and Consequences’ podcast (with Nobel laureate Simon Johnson).

Walter Pasquarelli, a global expert in AI strategy and synthetic reality, will deliver the keynote “AI, Organized Crime, and the Next Generation of Threats” to kick off the second day's sessions. Pasquarelli has advised Fortune 100 executives and world leaders on the impact of generative technologies, shaping both business and government approaches to AI.

Sessions Target Industry Challenges

The content-rich agenda will shed light on the most pressing challenges in financial crime, fraud prevention, and compliance. Dedicated sessions include: “The Next Frontier: The Future of Smarter, Adaptive Transaction Monitoring”; “Breaking Down Silos: How Leading FIs Organize for Modern Threats”; “Driving a Successful AML Transformation”; “The Scam Economy: The Industrialization of Payment Fraud”; and “When Your Evidence Lies: Onboarding in the Deepfake Era.”

A series of Roundtables will address such topics as “Practical Use of AI in Fraud Prevention”; “Beneficial Ownership Verification: When the Data Doesn’t Exist”; “AI-Centric AML and What Compliance Actually Fears”; “Effective Fraud Strategy Using AI”; and “Agentic Case Investigations.”

The event will also include insights from law enforcement on emerging threats, SAR quality expectations, and effective public-private partnerships.

Leading industry analysts from IDC, Celent, Chartis Research, and QKS Group will also share insights during an Analyst Perspectives panel.

“Addressing the impact of AI on financial crime, NICE Actimize’s ENGAGE industry event supports financial institutions as they develop targeted strategies for their future adoption of cutting-edge technologies,” said Craig Costigan, CEO, NICE Actimize. “Financial institutions require a powerful combination of intelligence and automation to meet their newest challenges, and our industry-leading event will allow them to network and explore innovative solutions and more effective and efficient options.”

Please click here to preview the full ENGAGE agenda. To register, please click here.

About NICE Actimize

As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.